DT Asia Investments Limited

Room 1102, 11/F, Beautiful Group Tower

77 Connaught Road Central

Hong Kong

September 15, 2014

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DT Asia Investments Limited Registration Statement on Form S-1 Filed July 1, 2014 File No. 333-197187

Dear Mr. Reynolds:

DT Asia Investments Limited (the “Company”, “we”, “us” or “our”) hereby submits for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s oral comments to the above referenced Registration Statement which was originally filed with the Commission on July 1, 2014.

As further discussed with the Staff via telephone on September 15, 2014, the Company is submitting this response to reiterate and expand its discussion relating to registration requirements for the issuance of shares underlying the rights. Each holder of a right will automatically receive one-tenth (1/10) of one ordinary share upon consummation of the Company’s initial business combination.

Should the Company be the surviving entity upon consummation of its initial business combination, the shares underlying the rights will be issued either (i) pursuant to a post-effective amendment to the current Registration Statement, with such amendment to be filed and declared effective prior to the consummation of the Company’s initial business combination, or (ii) in reliance on an exemption from registration under the Securities Act of 1933, as amended, such as a Section 3(a)(9) exemption, assuming the requirements of Section 3(a)(9) are satisfied in that (i) the issuer of the rights will be the same as the issuer of the shares underlying the rights,(ii) no additional consideration from the security holder will be needed for issuance of the shares underlying the rights; (iii) the exchange will be made exclusively with existing security holders; and (iv) no commission or compensation will be paid for soliciting the exchange. The determination of the availability of the 3(a)(9) exemption will be made based on the specific facts, circumstances and structure relating to the initial business combination.

In addition, even if the Section 3(a)(9) exemption is not available, the Company believes that the issuance of the shares underlying the rights would not require registration under the Securities Act since such issuance should not constitute a "sale" or "offer to sell" as defined in Section 2(a)(3). Under Section 2(a)(3), a “sale” includes every contract or disposition of a security or interest in a security, for value, and an “offer to sell” includes every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value. The Company believes that (i) the issuance of shares upon conversion of the rights is automatic in nature, (ii) no additional consideration/value will be required to be paid by a holder of rights in order to receive his, her or its additional ordinary shares upon consummation of an initial business combination, (iii) the consideration/value related thereto has been included in the unit purchase price which would be effectively paid for by investors at the time of the IPO, and (iv) the investment decision has been made at time of IPO and there is no separate investment decision involved relating to the subsequent issuance of the underlying shares.

Should the Company not be the surviving entity upon consummation of its initial business combination, the shares underlying the rights will be issued pursuant to a registration statement on Form S-4 as such shares will be issued in a merger transaction specified in paragraph (a) of Rule 145. The Company also believes that the issuance under such circumstance would not require registration under the Securities Act since such issuance should not constitute a "sale" or "offer to sell" as defined in Section 2(a)(3) based on the discussion above.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Ying Li, Esq. at yli@egsllp.com to reach them by telephone at (212) 370-1300.

Very truly yours,

DT ASIA INVESTMENTS LIMITED

By: /s/ Emily Tong

Chairwoman